Exhibit 1.3

TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 33.3.0026253-9 Publicly-Held Company	TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 NIRE 33.3.0015258-0 Publicly-Held Company

COARI PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.030.087/0001-09 Board of Trade (NIRE) No. 33.3.0027761-7 Publicly-Held Company	BRASIL TELECOM S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BRT”, and together with TNL, TMAR and Coari, the “Oi Companies”), pursuant to article 157, paragraph 4, of Law No. 6,404/76 and CVM Instruction No. 358/02, and furthermore, to supplement the Material Fact disclosed on August 1, 2011, hereby announce the following to their shareholders and to the market:

1. In meetings held on this date, the Boards of Directors of TNL, TMAR and BRT approved, in regard to the Corporate Reorganization, the exchange ratios for the shares of TNL and BRT and the shares TMAR and BRT recommended by the respective Independent Special Committees formed in accordance with CVM Guideline No. 35/08 (the “Independent Committees”), which were the result of analysis and negotiation between the Independent Committees.

2. The following exchange ratios were approved:

Original share/Replacement share	Exchange Ratio
TNLP3/BRTO3	2.3122
TNLP4/BRTO4	2.1428
TNLP4/BRTO3	1.8581
TMAR3/BRTO3	5.1149
TMAR5 and TMAR 6/BRTO4	4.4537
TMAR5 and TMAR 6/BRTO3	3.8620

The Independent Committees carried out studies with their financial and legal advisors, contemplating various methodologies typically employed in economic-financial valuations, and, after negotiations between the Independent Committees, submitted to the respective Boards of Directors the recommended exchange ratios. These exchange ratios were the result of a methodology selected after analysis was conducted individually by each Independent Committee and negotiations were conducted between the Independent Committees: the weighted average trading prices of the shares of TNL, TMAR and BRT during the 30-day period prior the release of the Material Fact dated May 24, 2011. The Independent Committees also considered the proposal for the distribution of redeemable shares of BRT, in the amount of R$1.5 billion, exclusively to holders of BRT shares prior to the Mergers.

3. The Boards of Directors of TNL, TMAR, Coari and BRT will meet at the end of the month of August to discuss other conditions of the Corporate Reorganization, including Protocols and Justifications.

4. The exchange ratios set forth herein respect the classes of shares currently held by each shareholder. However, to abide by the legal limit on the division of the share capital of BRT between shares with and without voting rights, the holders of TNLP4, TMAR5 and TMAR6 shares will also receive, in substitution of their shares, common shares of BRT (BRTO3). The ratio of BRTO3 shares and BRTO4 shares that the holders of TNLP4, TMAR5 and TMAR6 shares will be entitled to receive will be discussed by the Boards of Directors in the meetings referred to in item 3 above. The exchange ratios, as adjusted to abide by the legal limit described above, that will be submitted to the Boards of Directors are: (i) 0.1879 BRTO3 shares and 1.9262 BRTO4 shares for each TNLP4 share; and (ii) 0.3904 BRTO3 shares and 4.0034 BRTO4 shares for each TMAR5 or TMAR6 share.

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The Oi Companies will keep their shareholders and the market informed of the next steps in implementing the Corporate Reorganization.

Rio de Janeiro, August 17, 2011.

Alex Waldemar Zornig

Investor Relations Officer

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

Brasil Telecom S.A.

Additional Information for U.S. Shareholders of TNL, TMAR and BRT:

Merger of TNL into BRT

This communication contains information with respect to the proposed merger (incorporação) under Brazilian law of TNL with and into BRT.

In connection with the proposed merger of TNL into BRT, BRT plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of TNL, and (2) other documents regarding the proposed merger.

We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from BRT.

Merger of Coari into BRT

This communication also contains information with respect to the proposed merger (incorporação) under Brazilian law of Coari with and into BRT.

BRT and Coari are Brazilian companies. Information distributed in connection with the proposed merger and the related shareholder votes is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

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